Exhibit (a)(1)

[REDWOOD MORTGAGE INVESTORS VIII LETTERHEAD]

The General Partners recommend that you REJECT the MacKenzie Offer. Ignore it, you do not need to respond in order to reject the offer.

May 7, 2015

Dear Limited Partner:

I am writing to you as General Partner of Redwood Mortgage Investors VIII (”RMI VIII”) to notify you about an unsolicited tender offer (the “Offer”) being made for your RMI VIII limited partnership units (the “Units”) by a third party, MacKenzie Realty Capital, Inc. and MacKenzie Capital Management, LP (together, “MacKenzie”). We believe this is an offer to pay you a deliberately low Unit price of $0.20 (20 cents) per Unit to allow MacKenzie to profit at your expense. One Unit is defined by MacKenzie as one dollar of capital account balance; so for example, a Limited Partner with a $10,000 account balance has 10,000 Units.

The General Partners have carefully evaluated the terms of the Offer and recommend that you REJECT the Offer. To reject the Offer, simply ignore it, as you do not need to respond, and not tender your Units. Each Limited Partner must independently evaluate whether to tender his, her or its Units to MacKenzie pursuant to the Offer. Enclosed is a copy of our Solicitation/Recommendation Statement on Schedule 14D-9, which we filed with the SEC on May 7, 2015 (the “Schedule 14D-9”) in response to the Offer. The Schedule 14D-9 provides additional information for you. Please take the time to read it before making your decision.

The General Partners, on behalf of the Partnership, are required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of our position, if any, with respect to the Offer. As a result, the General Partners: (1) reviewed the terms and conditions of the Offer; (2) consulted with legal and other advisors as deemed appropriate by the General Partners; (3) considered other information relating to RMI VIII’s historical financial performance, portfolio of assets and future opportunities; (4) evaluated various factors we deemed relevant in light of our knowledge of RMI VIII’s business, financial condition, portfolio of assets and future prospects; and (5) took into account the fact that MacKenzie is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units.

We believe the already-improved financial performance of RMI VIII is accelerating.  We have successfully executed on our recovery plan of preserving partners’ capital and improving profitability of the Fund’s assets.  Our recovery plan included collecting on outstanding loans, raising our properties’ occupancy rates and rents, lowering expenses, positioning properties for sale, selling properties and converting proceeds into income earning loans. Our income was positive in 2013 and has increased each quarter through 2014.  We have consistently paid 2% annual cash distributions for those who elected to have cash distributions in accordance with the partnership agreement, and we reinstituted capital account liquidations in March 2014.

The following are material factors considered by the General Partners in evaluating the Offer:

(i)
The General Partners believe the Offer entirely undervalues RMI VIII Units and does not reflect the $1.00 per Unit capital account value nor RMI VIII’s accelerating improvement.  RMI VIII’s major assets are cash and real estate loans and real estate properties, all located in California.  The real estate loans are at par or have been written to their net realizable values. The real estate properties are substantially fully leased and are, as a whole, producing a profit for RMI VIII.  The General Partners believe that when sold, the real estate properties will produce a profit over RMI VIII’s current book value.  The General Partners believe that selling capital accounts for the $0.20 per Unit currently offered by Mackenzie would grossly undervalue the Units sold, as well as not recognize the fact that Limited Partners can redeem their Units by simply electing to have their capital accounts liquidated through the existing RMI VIII process.  This liquidation option was reinstituted in March 2014, and during 2014 94% of those Limited Partners’ requests to liquidate over a 5-year or longer installment period were fulfilled.

(ii)
The Offer is intended to profit from RMI VIII Limited Partners by buying at a steep discount.  MacKenzie’s price does not take into consideration each individual Limited Partner’s financial interest, only theirs. MacKenzie states that the Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Units” and admits that it was “motivated to establish the lowest price which might be acceptable” to RMI VIII’s Limited Partners. MacKenzie states that it estimated, solely for the purpose of determining an acceptable offer price, that “…the Partnership could have an estimated liquidation value of approximately $0.95 per Unit, or higher.”  MacKenzie states that it applied a liquidation “…discount with the intention of making a profit by holding on to the Units until the Partnership is liquidated…” This liquidation discount is $0.75 per $1.00 Unit.

(iii)
The Offer doesn’t reflect RMI VIII’s strong improvement, which has enabled us to put capital into the share liquidation requests while maintaining a profitable lending business. In 2009 to 2011, we worked to preserve Limited Partners’ capital in the face of historic disruptions in the economy and real estate markets. We established a recovery plan in 2012 and 2013 and stabilized the underlying real estate, preserved capital and cash flow, and carefully sold assets to provide maximum return while we completed work-outs of others. Our income is increasing and the real estate anticipated to be sold in 2015 will produce cash for income distribution, for Limited Partner liquidations and cash to place into new loans to continue our improving profitability.

(iv) The Offer has significant structural and qualitative issues.

•	First, MacKenzie acknowledges that it has “…not made an independent appraisal of the Units or the Partnership’s properties,” and that MacKenzie is “…not qualified to appraise real estate.”
•
Secondly, MacKenzie has engaged a depositary for the Offer that is one of the purchasers, MacKenzie Capital Management, LP. As a result, there is no independent third party holding funds for MacKenzie for payment of the Offer price that can independently verify that such funds are available for payment, and MacKenzie may have access to the Units tendered by Limited Partners before all conditions to the Offer have been satisfied and tendering holders have been paid.

•
Third, there is no guarantee that the Offer can or will be completed as early as MacKenzie contemplates in its Offer. The Offer does not initially expire until June 4, 2015 and this date may be extended by MacKenzie, subject to compliance with applicable securities laws, in its sole discretion. Furthermore, MacKenzie retains the right to cancel their purchase of Units.

•
Fourth, MacKenzie expressly reserves the right to amend the terms of the Offer, which right could include decreasing the $0.20 per Unit offer price or changing the number of Units being sought or the type of consideration, at any time before the Offer expires.

In summary, we believe the Offer represents an attempt by MacKenzie to catch current Limited Partners of RMI VIII unaware and acquire the Units at an extremely low price in order to make a profit and, as a result, deprive those Limited Partners that tender their Units of the current and potential future value of the Units. As stated by MacKenzie in the Offer, Limited Partners who tender their Units “…will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership from property operations or dispositions, and the purchase price per Unit payable to the Unit holder by [MacKenzie] may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Partnership.” RMI VIII currently pays cash distributions at an annualized rate of 2.0% for those who elected to have cash distributions in accordance with the limited partnership agreement.  Limited Partners who tender their Units pursuant to the Offer would therefore give up their rights to any distributions after the expiration of the Offer, as well as their rights to receive any proceeds from future business operations and sales of real estate. Similarly, Limited Partners who are currently liquidating their capital account may choose to tender their Units but they would also give up rights to distributions or future proceeds.

In light of the foregoing factors, the General Partners recommend that you REJECT the Offer. You can simply ignore it, as you do not need to respond, and not tender your Units to MacKenzie.

The General Partners understand that you must make your own independent decision whether to tender, or refrain from tendering your Units. We strongly urge you to carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the Offer documents sent to you by MacKenzie, as well as RMI VIII’s publicly available annual, quarterly and other reports and the enclosed Schedule 14D-9 that RMI VIII filed with the SEC on May 7, 2015, and consult with your own financial, tax and other advisors in evaluating the Offer before deciding whether to tender your Units.

Throughout this Offer process, please be assured that your personal information continues to be held in the same confidence we conduct in all interactions with Limited Partners.  Mackenzie does not have access to ANY of your personal information or account information. In following SEC guidelines for this Offer, Mackenzie is permitted to send materials to us that we must then forward to you, as is.

PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT A SALE OF YOUR RMI VIII UNITS WOULD HAVE ON YOUR OWN PARTICULAR SITUATION.

To reject the Offer, simply ignore it; you do not need to respond to anything. If you have already agreed to tender your Units pursuant to the Offer, you may withdraw your acceptance of the Offer by notifying MacKenzie in writing at any time prior to June 4, 2015, which currently is the termination of the Offer.

Should you have any questions or need further information about your options, please feel free to contact Redwood Mortgage Investors VIII, 1825 South Grant Street, Suite 250, San Mateo, California 94402, Attention: Investor Services (telephone number: (800) 659-6593).

Sincerely,

/s/ Michael R. Burwell
Michael R. Burwell
President, Redwood Mortgage
Corp., General Partner

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this letter which are not historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the company’s expectations, hopes, intentions, beliefs and strategies regarding the future. Forward-looking statements include statements regarding future interest rates and economic conditions and their effect on the company and its assets, that the difference between net income recorded and cash distributed to members will diminish in the future, trends in the California real estate market, estimates as to the allowance for loan losses, estimates of future member redemptions, the company’s full investment of cash, future funding of loans by the company, and beliefs relating to how the company will be affected by current economic conditions and trends in the financial and credit markets. Actual results may be materially different from what is projected by such forward-looking statements. Factors that might cause such a difference include unexpected changes in economic conditions and interest rates, the effect of competition and competitive pricing and downturns in the real estate markets in which the company has made loans. All forward-looking statements and reasons why results may differ included in this letter are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

[REDWOOD MORTGAGE INVESTORS VIII LETTERHEAD]

May 7, 2015

Re: Mackenzie’s Tender “Offer” Means Giving Away 80% of Your Investment

Dear Redwood Mortgage Investors VIII Limited Partner:

The General Partners of Redwood Mortgage Investors VIII (“RMI VIII”) urge you to reject the Mackenzie Offer to buy your Units. Look it over, and you’ll see it’s a giveaway, at your expense.

Why reject the Offer, and not respond to it?

•
Their Offer is a predatory play that grossly undervalues your investment at 20 cents on the dollar.  By accepting it, you would give Mackenzie 80% of your current investment’s value so they can reap upwards of a 400% return. MacKenzie has made tender offers a cottage industry, and currently has eight tender offers on their website. They explain their strategy in going after targets:  MacKenzie “…invests at prices we estimate to be significantly below current market value of the underlying asset.” Don’t give away your current value, and future upside. You don’t even need to act to reject the Offer, just ignore their materials.

•
RMI VIII Units are fairly valued at $1 per Unit as reflected in our fully audited financial statements filed with the SEC. Due to our effective loan collections, aggressive real estate asset management and recovery program, and an improving real estate market, your RMI VIII statement reflects the value of your capital account. We have executed on our recovery plan by raising our properties’ occupancy rates and rents, lowering expenses, positioning properties for sale, selling properties and converting proceeds into income earning loans, which achieved positive income in 2013 that has increased each quarter through 2014.  Mackenzie’s own Offer documents state that “the Partnership could have an estimated liquidation value of approximately $0.95 per Unit, or higher.”  We agree:  The current estimated liquidation value is $1 per Unit, not 20 cents.

•
They want you to cash out but you already have a liquidation option.  Since March 2014, you have been able to request liquidation of your capital account. Those that opted for the 5-year or longer term received approximately 94% of the money they anticipated receiving in 2014.  While Limited Partners in either the 1-year liquidation with 10% penalty or liquidation due to the death of a limited partner have not received liquidation payments, they will receive capital account liquidation payments when there is sufficient cash flow. We are on track to accelerate recovery this year, and fulfill liquidation requests. RMI VIII limited partners need not sell their Units to Mackenzie at an 80% discount in order to liquidate.

Here’s what Mackenzie said… and the complete facts.

•
Mackenzie implies distributions will stay at 2%, and that you can get better results by selling your Units.  It’s misleading. Our recovery program has maintained cash distributions at 2% annually for those limited partners that elected to receive cash distributions. For example, this produces a $200 per year cash distribution for a $10,000 account. If you sell 10,000 Units at 20 cents on the dollar, you would receive $2,000. How will reinvesting that $2,000 produce a better return than an existing $10,000 account? A present $10,000 holding in RMI VIII at 2% now yields $200 year.  If you sell your Units, the $2,000 you receive must attain a 10% return to yield the same $200. Plus, you would have already lost the $8,000 you gave them.  It would take a 30% nominal annual return over nearly 20 years for you to both replace the $200 per year return you have been receiving, and recoup your lost $8,000.

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MacKenzie implies secondary-market trading affects your Units, and that by selling to them you avoid paying fees and commissions for liquidating.  It’s misleading. RMI VIII is not designed to trade like stocks or other instruments, and selling to MacKenzie will only lock in an 80% loss on your part, based on your investments’ value. Limited partners choosing to participate in RMI VIII’s standard 5-year or longer liquidation are not subject to any fees or commissions imposed by RMI VIII. Further, the lack of secondary-market trades of RMI VIII is indicative that the partnership’s existing liquidation options are working for all but the most time-pressed limited partners, enabling limited partners to liquidate without doing so at a steep discount.

•
MacKenzie suggests you should sell because of fees and IRS documentation, and implies the fund won’t ‘terminate til 2032’.  It’s misleading. Investment funds and retirement funds have their own sets of fees and documentation. RMI VIII is no different. That is not a reason to forfeit 80% of your investment. The 2032 date has very little to do with return of your capital account, because you may elect to begin a capital account liquidation according to the terms of the partnership agreement.  Limited partners that elected to liquidate their capital accounts over a 5-year period have received capital liquidation payments recommencing since March 2014.  While Limited Partners that have currently opted for either the 1-year liquidation with 10% penalty or liquidation due to the death of a limited partner have not received liquidation payments, they will receive liquidation payments when there is sufficient cash flow. We are on track to fulfill requests, based on the partnership’s positive income in 2013, and that performance has increased each quarter through 2014.

RMI VIII is achieving the improved returns we anticipated, and selling to MacKenzie means reducing your capital account to 20 cents on the dollar. We recommend you reject the Mackenzie Offer. To reject the offer, simply ignore it.

Contact your investment advisor to fully examine the Offer. We can also answer any of your questions at (800) 659-6593.

Sincerely,
/s/ Michael R. Burwell
Michael R. Burwell
President, Redwood Mortgage
Corp., General Partner